# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mistras Group, Inc., CIK 0001436126
CUSIP: 60649T107
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 195 Clarksville Road, Princeton Junction, New Jersey (NJ), 08550
Date of event which requires filing of this statement: 06/10/2026
Filed by CIK 0002082289
Persons authorized to receive notices and communications: Stephanie Foglia, 504 HIRAM ROAD, PLYMOUTH MEETING, Pennsylvania (PA), 19462, 610-324-6463

## Reporting persons
- Stephanie Foglia (CIK 0002082289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,606,324; shared voting power 4,310,811; sole dispositive power 1,606,324; shared dispositive power 4,310,811; aggregate amount beneficially owned 5,917,135 (18.6% of the class)
- 2025 Irrevocable Two-Year Grantor Retained Annuity Trust of Aspasia F. Vahaviolos (CIK 0002102046): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,310,811; sole dispositive power 0; shared dispositive power 4,310,811; aggregate amount beneficially owned 4,310,811 (13.55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Mistras Group, Inc.
Address of issuer's principal executive offices: 195 Clarksville Road, Princeton Junction, New Jersey (NJ), 08550
Comment: The percentage calculations reflected in Rows (13) above are based on 31,816,681 outstanding shares as of May 7, 2026, as reported by the issuer.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed pursuant to a joint filing agreement filed as Exhibit 1.1 hereto by and between (i) Stephanie Foglia and (ii) the 2025 Irrevocable Two-Year Grantor Retained Annuity Trust of Aspasia F. Vahaviolos (the "Trust"). Ms. Foglia and the Trust are referred to herein collectively as the "Reporting Persons."
Residence or business address: The business address of each of the Reporting Persons is c/o the Issuer, 195 Clarksville Road, Princeton Junction, New Jersey 08550
Present principal occupation or employment: Stephanie Foglia is the Director of Total Rewards for the Issuer.
Criminal convictions in the last five years: None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.
Citizenship: Ms. Foglia is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Trust was established by its grantor, Aspasia F. Vahaviolos. The shares held by the Trust were acquired by a gift from Ms. Vahaviolos. Ms. Foglia is the trustee for the trust.

Ms. Foglia directly owns 2,000 shares purchased for cash in the issuer's initial public offering and holds 12,663 shares received as compensation for employment with the issuer. All other shares beneficially owned by Ms. Foglia are indirectly held through immediate family members.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired, and presently beneficially own, shares of the issuer's common stock for investment purposes. None of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the board of directors of the issuer, other stockholders of the issuer, or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the issuer in the open markets, in privately negotiated transactions (which may be with the issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the issuer, or to change their intention with respect to any or all of the matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Rows 11 and 13 in each Reporting Person's cover page, indicating the aggregate number and percentage of shares of the issuer's common stock beneficially owned by each Reporting Person, are incorporated herein by reference. The total number of shares which are beneficially owned by the Reporting Persons is 5,917,135 shares, or approximately 18.60% of the outstanding shares of the issuer's common stock. The ownership percentages were calculated based on 31,816,681 outstanding shares as of May 7, 2026, as reported by the issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows 7 through 10 on the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Trust was established on December 31, 2025, and 4,722,686 shares of the issuer held by the Trust Were acquired by a gift from Ms. Vahaviolos on the same date.
Other persons with the right to receive dividends or sale proceeds: Other than as described herein, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such common stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1.1 - Joint Filing Agreement of the Reporting Persons (previously filed as Exhibit 1.1 to the Schedule 13D filed with the Securities and Exchange Commission on March 31, 2026 (File No. 005-85079)).

## Signatures
- Stephanie Foglia: /s/ Stephanie Foglia, Stephanie Foglia (06/12/2026)
- 2025 Irrevocable Two-Year Grantor Retained Annuity Trust of Aspasia F. Vahaviolos: /s/ Stephanie Foglia, Stephanie Foglia/Trustee (06/12/2026)